United States securities and exchange commission logo





                             October 4, 2023

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 14 to
Registration Statement on Form F-1
                                                            Filed September 22,
2023
                                                            File No. 333-262412

       Dear Mingfei Liu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 14 to Registration Statement on Form F-1

       General

   1. Please update your audited financial statements to include the fiscal year ended June 30,
                                                        2023. Refer to Item
8.A.4 of Form 20-F and the corresponding instructions.
   2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was filed on June 27, 2023 warranting revised
disclosure to mitigate the challenges you face and related
                                                        disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a
 Mingfei Liu
U-BX Technology Ltd.
October 4, 2023
Page 2
      material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure
      referencing the PRC government   s intent to strengthen its regulatory
oversight conveys
      the same risk. Please revise or advise.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,
FirstName LastNameMingfei Liu
                                                           Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                           Office of Technology
October 4, 2023 Page 2
cc:       William S. Rosenstadt
FirstName LastName